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                                                                    EXHIBIT 99.1


CHARTERED SEMICONDUCTOR MANUFACTURING LTD

CHARTERED CEO SETS STRUCTURED PLAN FOR PERSONAL
ACQUISITION AND LIMITED SALE OF COMPANY SHARES


Chartered Semiconductor Manufacturing Ltd wishes to announce that in line with his past practice, President and CEO, Barry Waite, has established a structured program for the first half of 2002 that will both increase his personal holdings in the company and provide diversification of his personal portfolio.

Upon completion of the program at the end of June 2002, Barry Waite will own directly approximately 2,007,040 ordinary shares of Chartered - an increase of approximately 6 percent over his personal stake of 1,887,040 shares at the end of 2001.

Under the program, Barry Waite will exercise options during the first half of this year totaling 940,000 ordinary shares. To help diversify his personal holdings, he intends to sell 82,000 ADSs, which are equivalent to 820,000 ordinary shares. Barry Waite has authorized a third-party representative to execute the sale, on the Nasdaq open market, between late May and mid-June 2002. Barry Waite has set a minimum sale price of not lower than US$20 per ADS in order to provide flexibility in implementing the plan.

Barry Waite's sales plan, which was approved by the Executive Resource and Compensation Committee of Chartered's Board of Directors earlier this year, is in accordance with the requirements of Rule 10b5-1(c) of the US Securities Exchange Act of 1934, as amended. While under the Singapore Companies Act, Chapter 50, and generally under current SEC regulations, directors are only required to disclose sales of shares after the transactions, the public disclosure of Barry Waite's plan is being made in view of Chartered's pro-active policy of openness and transparency.

Submitted by Nancy Tan See Sin, Joint Secretary on 08/03/2002 to the SGX